Furry Fortune the Movie LLC

(Delaware limited liability company)

Financial Statements

For the period of August 20, 2019 (Inception) through December 31, 2019



INDEPENDENT AUDITOR'S REPORT

July 24, 2020

To: Board of Managers, Furry Fortune the Movie, LLC
        Attn: Brad Wilson

Re: 2019 (inception) Financial Statement Audit

We have audited the accompanying financial statements of Furry Fortune the Movie, LLC (a limited liability company organized in the State of Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2019, and the related statements of income, owners' equity/deficit, and cash flows for the inception period of August 20, 2019 through December 31, 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations, member equity/deficit and its cash flows for the inception period of August 20, 2019 through December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in the Notes to the Financial Statements, the Company is a business that has not yet commenced its planned operations, has incurred costs, and has not generated any revenues while seeking to raise capital. Considering these factors, there exist substantial doubt as to whether the Company can continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty and we provide no opinion at this time about whether the Company will be successful in its plans to continue as a going concern.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

FURRY FORTUNE THE MOVIE LLC
BALANCE SHEET
As of December 31, 2019
See accompanying Independent Audit Report and Notes to the Financial Statements

ASSETS

Current assets:		
Cash and cash equivalents	$	5,109
Total current assets		5,109
Total Assets	$	5,109

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:		
Current liabilities:		
Accrued expenses	$	0
Total liabilities		0
Investor Loan		20,000
TOTAL LIABILITIES		0
Members Capital:		
Member Units		100
Accumulated deficit		(14,991)
Total Members' Capital		(14,891)
Total Liabilities and Members' Capital	$	5,109

FURRY FORTUNE THE MOVIE LLC
STATEMENT OF OPERATIONS
From August 20, 2019 (inception) through December 31, 2019
See accompanying Independent Audit Report and Notes to the Financial Statements

	2019
Revenues	$ 0
Cost of revenues	0
Gross profit (loss)	0
Operating expenses:	
General and administrative	13,353
Sales and marketing	1,638
Total operating expenses	14,991
Operating income	(14,991)
Net income	$ (14,991)

FURRY FORTUNE THE MOVIE LLC
STATEMENT OF MEMBERS' EQUITY
From August 20, 2019 (inception) through December 31, 2019
See accompanying Independent Audit Report and Notes to the Financial Statements

	Members' Capital	Additional Paid-in- Capital	Accumulated Deficit	Total Members' Capital
Balance as of inception (August 20, 2019)	$ 0	$ 0	$ 0	$ 0
Unit issuance	100			100
Net loss			(14,991)	(14,991)
Balance as of December 31, 2019	**$ 100**	**$ 0**	**$ (14,991)**	**$ (14,891)**


FURRY FORTUNE THE MOVIE LLC
STATEMENT OF CASH FLOWS
For the Period from August 20, 2019 (inception) to December 31, 2019
See accompanying Independent Audit Report and Notes to the Financial Statements


Cash flows from operating activities		
Net income	$	(14,991)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
None		0
Net cash used in operating activities		(14,991)
Cash flows from investing activities		
None		0
Net cash used in investing activities		0
Cash flows from financing activities		
Cash contribution		100
Investor loan proceeds		20,000
Net cash provided by financing activities		20,100
Net change in cash and cash equivalents		5,109
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	5,109
Supplemental disclosure of cash flow information		
Cash paid for interest	$	0
Cash paid for income taxes		0

FURRY FORTUNE THE MOVIE LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019
See accompanying Independent Audit Report

NOTE 1 - NATURE OF OPERATIONS

Furry Fortune the Movie LLC (which may be referred to as the "Company," "we," "us," or "our"). The Company was formed to produce a feature film.

The Company incorporated on August 20, 2019 in the State of Delaware. The Company also registered in California. The Company did not begin operations until 2019.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company will report its results as of December 31 aside from this inception period financial statement.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, the Company had $5,109 of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company,

by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019, the Company had no outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2019, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Investor Loan
The Company has received a loan to facilitate early expenses and legal costs. The terms of the loan are customary for early round debt financing.

NOTE 5 – EQUITY

Membership Interest
As of the balance sheet date, only nominal capital has been added to the Company to facilitate its bank account opening and business start-up.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated in August 2019 and is in the process of beginning operations. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Completed and Anticipated Crowdfunded Offering
The Company offered securities through a crowdfunded offering exempt from registration under Regulation CF through StartEngine but is now exploring starting another offering on a different platform.

During the StartEngine campaign which ended on July 22, 2020, the Company issued approximately 30,747 securities for approximately $153,735 of gross proceeds. The Company had offering expenses of $20,761 in conjunction with this offering. The finality of these numbers are not yet available at the time of the issuance of these financial statements.

Management's Evaluation
Management has evaluated subsequent events through July 24, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.